Exhibit (a)(1)(A)
BEAZER HOMES USA, INC.

OFFER TO EXCHANGE
CERTAIN OUTSTANDING OPTIONS
AND STOCK-SETTLED STOCK APPRECIATION RIGHTS
FOR NEW RESTRICTED STOCK AWARDS

This offer and withdrawal rights will expire at 11:59 p.m., Eastern Time, on August 31, 2009 unless this offer is extended.
     Beazer Homes USA, Inc. (“Beazer Homes,” the “Company,” “we,” “our” or “us”) is offering to eligible employees the opportunity to exchange (the “Exchange Program” or the “offer”) their outstanding option awards to acquire shares of the Company’s common stock, par value $0.01 per share, and/or stock-settled stock appreciation rights (“SSARs”) that have an exercise price in excess of $26.00 per share, whether vested or unvested (the “Eligible Awards”), for new shares of restricted stock. Our Board of Directors (the “Board”) and executive officers are not eligible to participate in the Exchange Program. Our stockholders approved the Exchange Program at our 2008 annual meeting of stockholders.
     If you participate in the Exchange Program, the number of shares of restricted stock you receive will depend on the exercise price of the Eligible Awards that you elect to exchange. The vesting schedule of the new restricted stock awards is detailed in Section 9 of this Offer to Exchange Certain Outstanding Options and Stock-settled Stock Appreciation Rights for New Restricted Stock Awards (the “Offer to Exchange”). Full vesting is conditioned upon continued employment with us through each applicable vesting date. If you choose not to exchange your Eligible Awards, then they will remain outstanding, and they will retain their current exercise prices, vesting schedules and expiration terms.
     We will grant the new restricted stock awards on the next business day after the expiration date of the Exchange Program. Like the Eligible Awards, new restricted stock awards will be granted under the terms of our Amended and Restated 1999 Stock Incentive Plan (the “Plan”). The Exchange Program is not conditioned upon a minimum number of Eligible Awards being submitted for exchange.
     Our common stock is traded on the New York Stock Exchange (the “NYSE”) under the symbol “BZH.” On August 3, 2009, the closing price of our common stock was $3.35 per share. You should evaluate the risks related to our business, our common stock, and this offer, and review current market quotes for our common stock, among other factors, before deciding to participate in the Exchange Program. The terms of the Exchange Program are described in greater detail in this Offer to Exchange. We urge you to read it and the documents referenced herein (including the Election Form and the Withdrawal Form) carefully and in their entirety.
     See “Risks of Participating in the Exchange Program” beginning on page 8 for a discussion of risks and uncertainties that you should consider before participating in this offer.
August 4, 2009

IMPORTANT
     If you choose to participate in the offer, you must deliver a completed Election Form in accordance with its instructions via facsimile or e-mail (via PDF or similar imaged document file) on or before 11:59 p.m., Eastern Time, on August 31, 2009 (unless the offer is extended) to us:
•	by facsimile, to (770) 350-4357, Attn: Kate Harris; or

•	by e-mail, to kharris@beazer.com
     The delivery of all documents, including Election and Withdrawal Forms, is at your own risk. Only responses that are complete and actually received by the Company by the deadline above will be accepted.
     The Company intends to confirm the receipt of your election and/or any withdrawal by e-mail. If you do not receive a confirmation, it is your responsibility to confirm that we have received your election and/or any withdrawal.
     Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed judgment upon the accuracy or adequacy of this offer. Any representation to the contrary is a criminal offense.
     You should direct questions regarding how to participate in the Exchange Program and requests for additional copies of this Offer to Exchange and the other offer documents to:
     Beazer Homes USA, Inc.
     Attention: Kate Harris
     1000 Abernathy Road, Suite 1200
     Atlanta, Georgia 30328
     Phone: (770) 829-3719
     Fax: (770) 350-4357
     E-mail: kharris@beazer.com
     Although our Board has approved the Exchange Program, neither Beazer Homes nor our Board makes any recommendation as to whether you should exchange or refrain from exchanging your Eligible Awards. We have not authorized any person to make any recommendations on our behalf as to whether you should elect to exchange or refrain from exchanging your Eligible Awards. This offer does not constitute investment advice nor should it be construed as such. You must make your own decision as to whether to exchange your Eligible Awards.
     You should rely only on the information contained in this Offer to Exchange or documents to which we have referred you. We have not authorized anyone to provide you with different information or to make any representations in connection with the offer other than the information and representations contained in this document or in the Election Form. If anyone makes any recommendation or representation to you or gives you any information, that recommendation, representation or information has not been authorized by Beazer Homes and should not be relied upon as such.

ii

TABLE OF CONTENTS

SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS	1
RISKS OF PARTICIPATING IN THE EXCHANGE PROGRAM	8
Risks Related to the Exchange Program	8
Risks Relating to Our Business	9
THE OFFER	10
1. Eligibility	10
2. Number of awards; expiration date	10
3. Purposes of the Exchange Program	12
4. Procedures for electing to exchange awards	13
5. Withdrawal rights and change of election	14
6. Acceptance of Eligible Awards for exchange and issuance of new awards	15
7. Conditions of the Exchange Program	16
8. Price range of shares underlying the Eligible Awards	17
9. Source and amount of consideration; terms of restricted stock	18
10. Information concerning Beazer Homes; financial information	22
11. Interests of directors and named executive officers; transactions and arrangements concerning our securities	23
12. Status of awards acquired by us in the Exchange Program; accounting consequences of the Exchange Program	24
13. Legal matters; regulatory approvals	25
14. Material U.S. federal income tax consequences	25
15. Extension of Exchange Program; termination; amendment	27
16. Fees and expenses	27
17. Additional information	27
18. Miscellaneous	28
SCHEDULE A — FINANCIAL INFORMATION OF BEAZER HOMES USA, INC.	A-1

iii

SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS
     The following are answers to some of the questions that you may have about the Exchange Program. You should read carefully this entire Offer to Exchange and the Election and Withdrawal Forms together with their associated instructions. This offer is made subject to the terms and conditions of these documents as they may be amended. The information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Exchange and the other offer documents. This summary references other sections in this Offer to Exchange where you will find more complete information with respect to these topics.
1. What is the offer?
     This offer is a voluntary opportunity for eligible employees to exchange some or all of the outstanding Eligible Awards that they currently hold that have an exercise price in excess of $26.00 for a lesser number of shares of new restricted stock with a new vesting schedule. The new awards are expected to be granted on the first business day following the expiration date of the Exchange Program.
2. Why is Beazer Homes making this offer?
     The substantial downturn in the U.S. housing market and the recent global economic turmoil, among other factors, has caused a significant decline of our stock price. As a result, a number of employees who were granted stock options and/or SSARs under the Plan now hold awards with exercise prices significantly higher than the current market price of our common stock (i.e., “underwater”). These underwater awards do not further the incentive and retention goals for which these awards were first granted. We believe that this offer will foster the retention of our employees, provide incentives to our employees and better align their interests with those of our stockholders to maximize stockholder value. (See Section 3 of this Offer to Exchange.)
3. How do I participate in the Exchange Program?
     To participate in the Exchange Program, you must make a voluntary election to cancel some or all of your Eligible Awards in exchange for new restricted stock awards. You may elect to participate by submitting your Election Form via facsimile or e-mail.
     To send your election by facsimile or e-mail, you must do the following:
1.	Properly complete and sign the Election Form.

2.	Deliver the completed and signed Election Form via facsimile or e-mail (via PDF or similar imaged document file) to us:
•	by facsimile, to (770) 350-4357, Attn: Kate Harris; or

•	by e-mail, to kharris@beazer.com
3.	Election Forms must be received no later than 11:59 p.m., Eastern Time, on the expiration date, August 31, 2009 (unless the offer is extended). If they are not received by the deadline, your Eligible Awards will not be exchanged and you will still hold those Eligible Awards.
     General Information:
     You should note that if you elect to exchange any Eligible Award in this offer, you must elect to exchange all shares subject to such Eligible Awards. If you hold more than one Eligible Award, however, you may choose to exchange one or more of such Eligible Awards without having to exchange all of your Eligible Awards. For example, if you have Eligible Awards granted with an exercise price of $62.02 and $43.10, you have two Eligible Awards and may exchange neither, either or both of these Eligible Awards.
     This is a one-time offer, and we will strictly enforce the offering period. We reserve the right to reject any Eligible Awards submitted for exchange that we determine are not in appropriate form or that we determine are unlawful to accept. Subject to the terms and conditions of this offer, we will accept all properly submitted Eligible Awards promptly after the expiration of this offer. (See Section 4 of this Offer to Exchange.)
     We may extend this offer. If we extend this offer, we will issue a press release, e-mail or other communication disclosing the extension no later than 9:00 a.m., Eastern Time, on the business day following the previously scheduled expiration date.
     The delivery of all documents, including Election and Withdrawal Forms, is at your own risk. Only responses that are complete and actually received by us by the deadline will be accepted.
     We intend to confirm the receipt of your election and/or any withdrawal by e-mail to your Beazer Homes e-mail address. If you do not receive a confirmation, it is your responsibility to confirm that we have received your election and/or any withdrawal.
4. How many shares of restricted stock will I receive for the Eligible Awards that I exchange?
     The number of shares of restricted stock that you receive will depend on the exercise price of your Eligible Awards exchanged and the number of shares subject to the Eligible Awards, as follows:

Exchange Ratio of Eligible
Per Share Exercise Price	Awards to
of Eligible Awards	New Restricted Stock
$62.02	3.80 – to – 1
$43.10	2.92 – to – 1
$38.06	3.14 – to – 1
$35.97	2.67 – to – 1
$32.96	3.86 – to – 1
$26.51	2.57 – to – 1
     For purposes of applying the exchange ratios, fractional shares of restricted stock will be rounded down to the nearest whole share of restricted stock on a grant-by-grant basis. No consideration will be paid for such fractional shares. (See Section 2 of this Offer to Exchange.)
     The calculations to determine the exchange ratios calculate the “fair value” of the Eligible Awards using a standard but complicated valuation method called “Black-Scholes,” which takes into account a number of different factors relating to the Eligible Awards, including their remaining term. As a result of this valuation method, the exchange ratios do not increase or decrease in a “straight line” according to exercise price.
     Please note: The exchange ratios apply to each of your Eligible Awards separately. This means that the various Eligible Awards you hold may be subject to different exchange ratios. (See Section 2 of this Offer to Exchange.)
     Example: If you exchange an option grant covering 1,000 shares with an exercise price of $38.06, on the new award grant date you will receive 318 shares of restricted stock. This is equal to the 1,000 shares divided by 3.14 (the exchange ratio for an Eligible Award with an exercise price of $38.06) and rounded down to the nearest whole share of restricted stock.
5. Who may participate in this offer?
     The offer is open to all employees, other than our executive officers, who hold Eligible Awards and are employed by Beazer Homes on the date we commence the offer. In addition, the offer will not be open to members of our Board, our executive officers or former employees. You may participate in this offer if you have Eligible Awards, you are an eligible employee of Beazer Homes at the time of this offer and you remain an eligible employee of Beazer Homes through the new award grant date.

6. Which of my options and/or SSARs are Eligible Awards?
     Options and/or SSARs held by eligible employees that have an exercise price in excess of $26.00 per share may be surrendered in the Exchange Program. Options and/or SSARs with an exercise price of $26.00 or less are not eligible for the Exchange Program. You may exchange unexercised Eligible Awards, whether or not they are vested.
7. Are there circumstances under which I would not be granted a new award?
     Yes. If, for any reason, you no longer are an employee of Beazer Homes on the new award grant date, you will not receive any new awards. Instead, you will keep your current Eligible Awards in accordance with their original terms. Except as provided by applicable law and/or any employment agreement between you and Beazer Homes, your employment with Beazer Homes will remain “at-will” regardless of your participation in the offer and can be terminated by you or us at any time with or without cause or notice. (See Section 1 of this Offer to Exchange.)
     In addition, if you do not properly complete and submit your Election Form by the expiration date, you will not receive any new awards and you will keep your current Eligible Awards in accordance with their original terms.
     Moreover, even if we accept your Eligible Awards, we will not grant a new award to you if we are prohibited from doing so by applicable laws. For example, we could become prohibited from granting a new award as a result of changes in the SEC or NYSE rules. We do not anticipate any such prohibitions at this time. (See Section 13 of this Offer to Exchange.)
8. Am I required to participate in the Exchange Program?
     No. Participation in the Exchange Program is voluntary. (See Section 2 of this Offer to Exchange.)
9. Do I have to pay for my new award?
     No. You do not have to make any cash payment to us to receive your new award. (See Section 9 of this Offer to Exchange.)
10. When will my new award vest?
     All restricted stock will be subject to a new two-year vesting schedule. Shares of restricted stock granted upon cancellation of an Eligible Award will vest 50% on the first anniversary of the grant date and the remaining 50% will vest on the second anniversary of the grant date. None of the restricted stock will be vested on the new award grant date, which we expect to be the business day following the expiration date of the Exchange Program.
11. If I participate in this offer, do I have to exchange all of my Eligible Awards?
     No. You may pick and choose which of your outstanding Eligible Awards you wish to exchange. Each of the grants described in the table in Question and Answer 4 that has a different exchange ratio is considered an Eligible Award. If you decide to participate in this offer and to exchange an Eligible Award grant, you must elect to exchange all shares subject to that Eligible Award grant. For example, if you have Eligible Awards granted with exercise prices of $62.02 and $43.10, you have two Eligible Awards and may exchange neither, either or both of these Eligible Awards. You may not exchange part of your $62.02 Eligible Award or part of your $43.10 Eligible Award. (See Section 2 of this Offer to Exchange.) However, you may elect to exchange the entire remaining portion of an Eligible Award grant that you have previously partially exercised.
12. When will my exchanged Eligible Awards be cancelled?
     Your exchanged Eligible Awards will be cancelled on the first business day following the expiration date of the Exchange Program, which we refer to as the cancellation date. (See Section 6 of this Offer to Exchange.)

13. When will I receive the new awards?
     We will grant the new awards on the new award grant date, which will be the same calendar day as the cancellation date, and will be the first business day following the expiration date of the Exchange Program. If the expiration date is extended, the new award grant date similarly will be delayed. You will receive your restricted stock agreement promptly after the expiration of the offer. (See Section 6 of this Offer to Exchange.)
14. Once my exchanged Eligible Awards are cancelled, is there anything I must do to receive the new award grant?
     No. Once your exchanged options and/or SSARs have been cancelled, there is nothing that you must do to receive your new award. Your new award will be granted to you on the same day that the exchanged Eligible Awards are cancelled, which will be the first business day following the expiration date of the offer. (See Section 1 of this Offer to Exchange.)
15. Can I exchange Beazer Homes common stock that I acquired upon a prior exercise of Eligible Awards?
     No. This offer relates only to outstanding Eligible Awards to acquire shares of Beazer Homes common stock. You may not exchange shares of Beazer Homes common stock in this offer. (See Section 2 of this Offer to Exchange.)
16. Will I be required to give up all of my rights under the cancelled Eligible Awards?
     Yes. Once we have accepted your Eligible Awards submitted for exchange, your exchanged awards will be cancelled and you will no longer have any rights under those awards. We intend to cancel all exchanged Eligible Awards following the expiration of the offer, which we refer to as the cancellation date, and which will be the first business day following the expiration date of the Exchange Program. (See Section 6 of this Offer to Exchange.)
17. Will the terms and conditions of my new award be the same as my exchanged Eligible Awards?
     No. Restricted stock is a different type of award than options and SSARs so the terms and conditions of your restricted stock necessarily will be different from your Eligible Awards. Your restricted stock will be granted under the Plan and will be subject to a restricted stock agreement. In addition, the vesting of your restricted stock will differ from the vesting of your Eligible Awards. A form of restricted stock agreement is incorporated by reference as an exhibit to the Schedule TO with which this Offer to Exchange has been filed and is available on the SEC’s website at www.sec.gov. (See Section 9 of this Offer to Exchange.)
     In addition, the tax treatment of the restricted stock will differ significantly from the tax treatment of your Eligible Awards. (See Question and Answer 20 and the remainder of this Offer to Exchange for further details.)
18. What happens to my Eligible Awards if I choose not to participate or fail to submit my Election Form by the deadline or if my Eligible Awards are not accepted for exchange?
     If you choose not to participate or your Election Form is not received by the deadline or your Eligible Awards are not accepted for exchange, your existing Eligible Awards will (a) remain outstanding until they are exercised or cancelled or they expire by their original terms, (b) retain their current exercise price, (c) retain their current vesting schedule, and (d) retain all of the other terms and conditions as set forth in the relevant agreement related to such grant. (See Section 6 of this Offer to Exchange.)
19. How does the Company determine whether an Eligible Award has been properly submitted for exchange?
     We will determine, in our discretion, all questions about the validity, form, eligibility (including time of receipt) and acceptance of any Eligible Awards. We reserve the right to reject any Eligible Award submitted for exchange that we determine is not in an appropriate form or that we determine is unlawful to accept. We will accept all properly submitted Eligible Awards that are not validly withdrawn, subject to the terms of this offer. No submission of Eligible Awards for exchange will be deemed to have been made properly until all defects or irregularities have been cured or waived by us. We have no obligation to give notice of any defects or irregularities in any Election Form, and we will not incur any liability for failure to give any notice. (See Section 4 of this Offer to Exchange.)
20. Will I have to pay U.S. federal income taxes if I participate in the Exchange Program?
     If you participate in the offer and you do not make an election under Section 83(b) of the Internal Revenue Code, you generally will not be required under current U.S. law to recognize income for U.S. federal income tax purposes at the time you are granted the shares of restricted stock; rather, you generally will recognize ordinary income on each date on which your shares of restricted stock vest in an amount equal to the fair market value of the shares vesting on such date. If you participate in the offer and make an election under Section 83(b) of the Code, you will recognize ordinary income for U.S. federal income tax purposes in an amount equal to the fair market value of the shares of restricted stock on the date of grant. We generally will have a tax withholding obligation on each vesting date or on the date of grant if you make an election under Section 83(b) of the Code. We may satisfy tax withholding obligations, if applicable, in the manner specified in your restricted stock agreement. You generally will recognize capital gain or loss, if any, upon a sale or exchange of the shares. Note that the tax treatment of restricted stock differs significantly from the tax treatment of your Eligible Awards and, as a result of participating in the offer, your tax liability could be higher than if you had kept your Eligible Awards. (See Section 14 of this Offer to Exchange for a general summary of the material U.S. federal income tax consequences associated with this offer.)
     You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local, non-U.S. or other taxing jurisdiction.
21. Will I receive a restricted stock agreement?
     Yes. All restricted stock will be subject to a restricted stock agreement between you and Beazer Homes, as well as to the terms and conditions of the Plan. The form of restricted stock agreement under the Plan is incorporated by reference as an exhibit to the Schedule TO with which this Offer to Exchange has been filed with the SEC. In addition, a copy of the Plan and the form of restricted stock agreement under the Plan are available on the SEC’s website at www.sec.gov. (See Section 9 of this Offer to Exchange.)
22. Are there any conditions to this offer?
     Yes. The completion of this offer is subject to a number of customary conditions that are described in Section 7 of this Offer to Exchange. If any of these conditions are not satisfied, we will not be obligated to accept and exchange properly submitted Eligible Awards, though we may do so at our discretion. (See Sections 2 and 7 of this Offer to Exchange.)
23. If you extend or change the offer, how will you notify me?
     If we extend or change this offer, we will issue a press release, e-mail or other form of communication disclosing the extension or change no later than 9:00 a.m., Eastern Time, on the next business day following the previously scheduled expiration date or the date on which we change the offer, as applicable. (See Sections 2 and 16 of this Offer to Exchange.)
24. Can I change my mind and withdraw from this offer?
     Yes. You may change your mind after you have submitted an Election Form and withdraw some or all of your elected Eligible Awards from the offer at any time before the expiration date. If we extend the expiration date, you may withdraw your election at any time until the extended offer expires. You may change your mind as many times as you wish, but you will be bound by the last properly submitted Election and/or Withdrawal Forms we receive before the expiration date. (See Section 5 of this Offer to Exchange.)

25. Can I change my mind about which Eligible Awards I want to exchange?
     Yes. You may change your mind after you have submitted an Election Form and change the Eligible Awards you elect to exchange at any time before the expiration date by completing and submitting to us either a new Election Form to add additional Eligible Awards or a new Withdrawal Form to withdraw Eligible Awards. If we extend the expiration date, you may change your election at any time until the extended offer expires. You may elect to exchange additional Eligible Awards, fewer Eligible Awards, all of your Eligible Awards or none of your Eligible Awards. You may change your mind as many times as you wish, but you will be bound by the last properly submitted Election or Withdrawal Form we receive before the expiration date. Please be sure that any completed and new Election Form you submit includes all the Eligible Awards with respect to which you want to accept this offer and is clearly dated after your last-submitted Election or Withdrawal Form. (See Section 4 of this Offer to Exchange.)
26. How do I withdraw my election?
     To withdraw some or all of the Eligible Awards that you previously elected to exchange, you must submit a valid Withdrawal Form for some or all of the Eligible Awards you wish to withdraw from the offer while you still have the right to withdraw the Eligible Awards. You may withdraw your Eligible Awards by submitting your Withdrawal Form via facsimile or e-mail. Any withdrawals must be received by us before 11:59 p.m., Eastern Time, on the expiration date. Please be sure to allow sufficient time to ensure receipt by us and delivery of confirmation to you before the deadline.
     To send your withdrawal by facsimile or e-mail, you must do the following before the expiration date:
1.	Properly complete and sign the Withdrawal Form.

2.	Deliver the completed Withdrawal Form via facsimile or e-mail (via PDF or similar imaged document file) to us:
•	by facsimile, to (770) 350-4357, Attn: Kate Harris; or

•	by e-mail, to kharris@beazer.com
     (See Section 5 of this Offer to Exchange.)
27. What if I withdraw my election and then decide again that I want to participate in this offer?
     If you have withdrawn your election to participate and decide again that you would like to participate in the Exchange Program, you may re-elect to participate by submitting, via facsimile or e-mail, before the expiration date, a new, properly completed and executed Election Form that is signed and dated after the date of your last withdrawal. (See Question and Answer 3 and Section 5 of this Offer to Exchange.)
28. Will this offer affect future equity grants?
     No. Regardless of whether or not you participate in the Exchange Program, you will be eligible for future equity grants at any time as may be determined by our Board.
29. What if I elect to participate and leave Beazer Homes before the offer ends?
     If you elected to participate in the offer and your employment ends for any reason before the new award grant date, your exchange election would be cancelled and you would not receive a new award. If this occurs, no changes would be made to the terms of your current Eligible Awards and such Eligible Awards would be treated as if you had declined to participate in the offer. If you are currently considered an “at-will” employee, this offer does not change that status, and your employment may be terminated by us or by you at any time, including before the offer expires, for any reason, with or without cause.
30. What is the effect of the offer on our stockholders?
     We are unable to predict the precise impact of the offer on our stockholders because we are unable to predict how many or which employees will exchange their Eligible Awards. If we receive and accept for exchange all Eligible Awards for exchange from all eligible employees (a total of Eligible Awards covering 310,011 shares) subject to the terms and conditions of this offer, we will grant approximately 95,672 shares of restricted stock, or less than 0.25% of the total shares of our common stock outstanding as of August 3, 2009.
31. Are you making any recommendation as to whether I should exchange my Eligible Awards?
     No. We are not making any recommendation as to whether you should accept this offer. We understand that the decision whether or not to exchange your Eligible Awards in this offer will be a challenging one for many employees. The Exchange Program does carry risks (see “Risks of Participating in the Exchange Program” beginning on page 8 for information regarding some of these risks), and there are no guarantees that you ultimately would not receive greater value from your Eligible Awards than from the restricted stock you will receive in the exchange. As a result, you must make your own decision as to whether or not to participate in this offer. For questions regarding personal tax implications or other investment-related questions, you should talk to your personal legal counsel, accountant and/or financial advisor. (See Section 3 of this Offer to Exchange.)
32. Whom can I contact if I have questions about how to participate in the Exchange Program, or if I need additional copies of the offer documents?
     You should direct questions about how to participate in the Exchange Program and requests for additional copies of this Offer to Exchange and the other offer documents to:
     Beazer Homes USA, Inc.
     Attention: Kate Harris
     1000 Abernathy Road, Suite 1200
     Atlanta, Georgia 30328
     Phone: (770) 829-3719
     Fax: (770) 350-4357
     E-mail: kharris@beazer.com
     (See Section 10 of this Offer to Exchange.)

RISKS OF PARTICIPATING IN THE EXCHANGE PROGRAM
     Participating in the offer involves a number of risks and uncertainties, including those described below. The risks listed below and under the headings titled “Risk Factors” in our annual report on Form 10-K for the fiscal year ended September 30, 2008 and our quarterly report on Form 10-Q for the period ended March 31, 2009 highlight the material risks of our business and participating in this offer. You should carefully consider these risks and are encouraged to speak with an investment and tax advisor as necessary before deciding to participate in the offer. In addition, we strongly urge you to read the sections in this Offer to Exchange discussing the tax consequences, as well as the rest of this Offer to Exchange for a more in-depth discussion of the risks that may apply to you before deciding to participate in the Exchange Program.
     The following discussion should be read in conjunction with our financial statements and notes to the financial statements included in our most recent reports on Forms 10-K and 10-Q.
Risks Related to the Exchange Program
If the price of our common stock increases after the date on which your exchanged Eligible Awards are cancelled, your cancelled awards might be worth more than the new award that you received in exchange for them.
     Because the exchange ratio of this offer is not one-for-one with respect to Eligible Awards, it is possible that, at some point in the future, your original awards would have been economically more valuable than the shares of restricted stock granted pursuant to this offer. If you submit your Eligible Awards for exchange pursuant to this offer, you will receive a smaller number of shares than you would have been entitled to under your Eligible Awards.
Your new award will not be vested on the new award grant date.
     The new award will be subject to a new two-year vesting schedule. This is true even if your exchanged awards are 100% vested. If you do not remain an employee with us through the date your new award vests, you will not fully vest in the shares of restricted stock. As a result, you may not receive any value from your new award.
The value of our common stock fluctuates, and there is no guarantee that your new awards will increase in value over time.
     The market price of our common stock has been volatile, with a high sales price since September 30, 2008 (the end of our last fiscal year) of $6.76 and a low sales price of $0.24. As a result, there is no guarantee that your new awards received in the Exchange Program will increase in value over time.
If you are not employed by Beazer Homes on the exchange date, you will not receive a new award.
     In order to receive a new award, you must be employed by us on the exchange date. If you elect to participate in the offer and are no longer employed by us on the exchange date, you will not receive a new award. In such event, your election to participate will automatically be deemed withdrawn and you will not participate in the Exchange Program. You will retain your original options and/or SSARs in accordance with their current terms and conditions.
If we are acquired by or merge with another company, your cancelled Eligible Awards might be worth more than the restricted stock that you receive in exchange for them.
     A transaction involving us, such as a merger or other acquisition, could have a substantial effect on our stock price, including significantly increasing the price. Depending on the structure and terms of this type of transaction, holders of Eligible Awards who elect to participate in the offer might receive less of a benefit from the appreciation in the price of our common stock resulting from the merger or acquisition. This could result in a greater financial benefit for those holders who did not participate in this offer and retained their original Eligible Awards.

     Furthermore, a transaction involving us, such as a merger or other acquisition, could result in a reduction in our workforce. If your employment with us terminates before your restricted stock vests, you may not receive any value from your new award. (See Section 9 of this Offer to Exchange.)
Your U.S. federal income tax liability could be higher if you participate in Exchange Program.
     The tax treatment of restricted stock differs significantly from the tax treatment of your Eligible Awards and, as a result of your participating in this offer, your tax liability could be higher than if you had kept your Eligible Awards. (See Section 14 of this Offer to Exchange for a general summary of the material U.S. federal income tax consequences associated with this offer.)
Risks Relating to Our Business
     You should carefully review the risk factors contained in our periodic and other reports filed with the SEC, including those in our Annual Report on Form 10-K for the fiscal year ended September 30, 2008 and our Quarterly Report on Form 10-Q for the period ended March 31, 2009 and also the information provided in this Offer to Exchange document and the other materials that we have filed with the SEC, before making a decision on whether to surrender your Eligible Awards for exchange. You may access these filings electronically at the SEC’s website at www.sec.gov or on our website at www.beazer.com in the “Investor Relations” section. In addition, upon request we will provide you with a copy of any or all of the documents to which we have referred you (without charge to you). See Section 17, Additional Information, of this Offer to Exchange for more information regarding reports we filed with the SEC and how to obtain copies of or otherwise review these reports.

THE OFFER
1. Eligibility.
     You are an “eligible employee” if you are an employee of Beazer Homes and you remain employed by us through the date on which the exchanged Eligible Awards are cancelled. Neither our Board nor any of our executive officers are eligible to participate in the offer. Our Board and executive officers as of August 3, 2009 are listed in Section 11 of this Offer to Exchange.
     To receive a grant of a new award, you must remain an employee of the Company through the new award grant date, which will be the next business day after the expiration date. If you do not remain employed by the Company through the new award grant date, you will keep your current Eligible Awards, and they will expire in accordance with their terms. Except as provided by applicable law and/or any employment agreement between you and the Company, your employment with the Company will remain “at-will” and can be terminated by you or the Company at any time, with or without cause or notice. In order to vest in your restricted stock, you generally must remain an employee through each vesting date. If your employment with the Company terminates before your unvested restricted stock vests, your unvested restricted stock may be forfeited. (See Section 9 of this Offer to Exchange for details.)
2. Number of awards; expiration date.
     Subject to the terms and conditions of this offer, we will accept for exchange from eligible employees all options and/or SSARs with an exercise price in excess of $26.00 that are outstanding and unexercised as of the expiration date of the offer, and that are properly elected to be exchanged, and are not validly withdrawn, before the expiration date of the offer.
     Participation in this offer is voluntary. You may decide which of your Eligible Awards you wish to exchange. If you hold more than one Eligible Award, however, you may choose to exchange one or more of such Eligible Awards without having to exchange all of your Eligible Awards. If you elect to participate in this offer, you must exchange all of the shares subject to any particular Eligible Award grant that you choose to exchange. Except for award grants that have already been partially exercised, we are not accepting partial exchanges of Eligible Awards. This means that if you elect to participate in this offer with respect to any partially exercised Eligible Award, you must exchange the entire remaining portion of such grant.
     When we refer to an Eligible Award in this Offer to Exchange, we are referring to one of the option and/or SSAR grants made on the following dates with the corresponding exercise price:

Date Eligible Award Granted	Exercise Price of Eligible Award
July 1, 2002	$26.51
February 10, 2004	$32.96
November 4, 2004	$38.06
November 15, 2005	$62.02
February 6, 2007	$43.10
March 9, 2007	$35.97
     For example, if you hold (1) an Eligible Award grant to acquire 1,000 shares, 500 of which you have already exercised, (2) an Eligible Award grant to acquire 2,000 shares, and (3) an Eligible Award grant to acquire 3,000 shares, you may choose to exchange all three Eligible Awards, or only two of the three Eligible Awards, or only one of the three Eligible Awards, or none at all. You may not elect to exchange a partial amount under any Eligible Award (such as an election to exchange only 150 shares of the remaining 500 shares under the first Eligible Award).

     Exchange Ratios
     Subject to the terms of this offer and upon our acceptance of your properly submitted Eligible Awards, your exchanged awards will be cancelled and you will be granted restricted stock as follows:

Exchange Ratio of Eligible
Per Share Exercise Price	Awards to
of Eligible Awards	New Restricted Stock
$62.02	3.80 – to – 1
$43.10	2.92 – to – 1
$38.06	3.14 – to – 1
$35.97	2.67 – to – 1
$32.96	3.86 – to – 1
$26.51	2.57 – to – 1
     For purposes of applying the exchange ratios, fractional shares of restricted stock will be rounded down to the nearest whole share of restricted stock on a grant-by-grant basis. No consideration will be paid for such fractional shares.
     The exchange ratios are intended to result in the issuance of restricted stock for which we will recognize little or no accounting expense and were calculated using the Black-Scholes valuation model. The Black-Scholes model is a common method used for estimating the fair value of a stock option or SSAR. For purposes of determining the fair value of an Eligible Award under the Black-Scholes model, the following factors were used: (a) the Eligible Award’s exercise price; (b) an assumed value of $3.35 per share (which was the closing trading price of our common stock on the NYSE on August 3, 2009) for our common stock at the commencement of the Exchange Program; (c) expected volatility of our common stock ranging from 103.09% to 156.25%, which is based on the weekly historical volatility of our common stock over the expected term of each Eligible Award; (d) an expected remaining term ranging from 1.52 years to 4.60 years; (e) a risk-free interest rate ranging from 0.69% to 2.60%; and (f) no expected dividends. The exchange ratios were then determined by assuming a $3.35 per share value for each share of restricted stock to be issued in the Exchange Program, which was the closing trading price of our common stock on the NYSE on August 3, 2009.
     The exchange ratios apply to each of your Eligible Awards separately. This means that the various Eligible Awards you have received may be subject to different exchange ratios.
     Example 1
If you exchange an Eligible Award covering 1,000 shares with an exercise price of $62.02, you will receive 263 shares of restricted stock.
     Example 2
If you exchange an Eligible Award covering 1,000 shares with an exercise price of $38.06, you will receive 318 shares of restricted stock.
     Example 3
If you exchange an Eligible Award covering 1,000 shares with an exercise price of $32.96, you will receive 259 shares of restricted stock.
     Example 4
If you exchange an Eligible Award covering 1,000 shares with an exercise price of $26.51, you will receive 389 shares of restricted stock.

     All restricted stock will be subject to the terms of the Plan and the restricted stock agreement between you and the Company. The current form of restricted stock agreement under the Plan is incorporated by reference as an exhibit to the Schedule TO with which this Offer to Exchange has been filed and is available on the SEC’s website at www.sec.gov.
     The expiration date for this offer is 11:59 p.m., Eastern Time, on August 31, 2009, unless we extend the offer. We may, in our discretion, extend the offer, in which event the expiration date will refer to the latest time and date at which the extended offer expires. (See Section 15 of this Offer to Exchange for a description of our rights to extend, terminate and amend the offer.)
     WE DO NOT MAKE ANY RECOMMENDATION AS TO WHETHER YOU SHOULD EXCHANGE YOUR ELIGIBLE AWARDS. WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. YOU SHOULD EVALUATE CAREFULLY ALL OF THE INFORMATION IN THIS DOCUMENT AND CONSULT YOUR OWN FINANCIAL, LEGAL AND TAX ADVISORS. YOU MUST MAKE YOUR OWN DECISION WHETHER TO EXCHANGE YOUR ELIGIBLE AWARDS.
     NOTHING IN THIS DOCUMENT SHOULD BE CONSTRUED TO CONFER UPON YOU THE RIGHT TO REMAIN AN EMPLOYEE OF BEAZER HOMES OR ANY OF ITS SUBSIDIARIES. THE TERMS OF YOUR EMPLOYMENT OR SERVICE WITH US REMAIN UNCHANGED. WE CANNOT GUARANTEE OR PROVIDE YOU WITH ANY ASSURANCE THAT YOU WILL NOT BE SUBJECT TO INVOLUNTARY TERMINATION OR THAT YOU WILL OTHERWISE REMAIN IN OUR EMPLOY OR SERVICE UNTIL THE NEW AWARD GRANT DATE OR AFTER THAT DATE.
     IF YOU EXCHANGE ELIGIBLE AWARDS FOR NEW AWARDS AND YOU CEASE TO BE AN EMPLOYEE OF BEAZER HOMES OR ANY OF ITS SUBSIDIARIES BEFORE THE NEW AWARDS ARE FULLY VESTED, YOU MAY FORFEIT ALL OR PART OF THE UNVESTED PORTION OF YOUR NEW AWARDS.
3. Purposes of the Exchange Program.
     We award stock options, SSARs and restricted stock under the Plan in order to attract, retain and motivate key employees. Our stock price has significantly declined over the last several years, which has resulted in a significant weakening of the retention and motivational value of our outstanding stock options and SSARs, which are important components of our total compensation program.
     Due to the significant decline of our stock price during the last several years, many of our employees now hold stock options and/or SSARs with exercise prices significantly higher than the current market price of our common stock. For example, the closing price of our common stock on the NYSE on August 3, 2009 was $3.35, whereas the weighted average exercise price of all outstanding options and SSARs held by our employees was $45.85. As of August 3, 2009, all of the outstanding options and SSARs held by our employees had exercise prices greater than our closing stock price on that date. Although we continue to believe that options and SSARs are an important component of our employees’ total compensation, many of our employees may view their existing options and/or SSARs as having little or no value due to the significant difference between the exercise prices and the current market price of our common stock. As a result, for many employees, these stock options and/or SSARS are ineffective at providing the incentives and retention value that we believe are necessary to motivate and retain them.
     In addition to aiding us in the retention and motivation of our employees, we believe that the Exchange Program is beneficial to stockholders by resulting in the elimination of a large number of shares subject to outstanding stock options and SSARs and issuance of restricted stock awards consisting of significantly fewer shares in their place. In addition, by conducting the Exchange Program rather than the alternative of granting additional new awards to supplement the underwater awards, we are avoiding potential additional dilution to our stockholders’ interests and significant financial expense.

     Neither we nor our Board make any recommendation as to whether you should accept this offer, nor have we authorized any person to make any such recommendation. This offer does not constitute investment advice, nor should it be construed as such. You should evaluate carefully all of the information in this offer and consult your investment and tax advisors. You must make your own decision about whether to participate in this offer.
4. Procedures for electing to exchange awards.
     Proper election to exchange awards
     Participation in this offer is voluntary. You will have the election period in which to determine whether you wish to participate. You may elect to participate by submitting your Election Form via facsimile or e-mail. The election may be revoked prior to but not after the expiration of the offer.
     To send your election by facsimile or e-mail, you must do the following:
1.	Properly complete and sign the Election Form.

2.	Deliver the completed and signed Election Form via facsimile or e-mail (via PDF or similar imaged document file) to us:
•	by facsimile, to (770) 350-4357, Attn: Kate Harris; or

•	by e-mail, to kharris@beazer.com
3.	Election Forms must be received no later than 11:59 p.m., Eastern Time, on the expiration date. If they are not received by the deadline, your Eligible Awards will not be exchanged, and you will still hold those awards.
General Information:
     We must receive your properly completed and signed Election Form by the expiration date. The expiration date will be 11:59 p.m., Eastern Time, on August 31, 2009 unless we extend the offer. Please allow sufficient time to ensure that we receive your Election Form. If we do not receive your Election Form by the deadline, you will not participate in the offer and all Eligible Awards you currently hold will remain unchanged at their original exercise price and terms.
     If you participate in this offer, you can decide which of your Eligible Awards you wish to exchange.
     Your election to participate becomes irrevocable after 11:59 p.m., Eastern Time, on August 31, 2009 unless the offer is extended past that time, in which case your election will become irrevocable after the new expiration date. You may change your mind as many times as you wish, but you will be bound by the last properly submitted Election and/or Withdrawal Form we receive before the expiration date.
     You also may change your mind about which of your Eligible Awards you wish to have exchanged. If you wish to add additional Eligible Awards to your election, you must complete and submit a new election before the expiration date by following the procedures described above. Your new election must be properly completed, signed and dated after your prior election and after any withdrawal you have submitted and must list all Eligible Awards you wish to exchange. Any prior elections will be disregarded. If, instead, you wish to withdraw some or all of the Eligible Awards you elected for exchange, you may do so at any time before the expiration date by following the procedures described in Section 5 of this Offer to Exchange.
     The delivery of all documents, including Election and Withdrawal Forms, is at your own risk. Only responses that are complete and actually received by Beazer Homes by the deadline will be accepted. You should allow sufficient time to ensure timely delivery.

     We intend to confirm the receipt of your election and/or any withdrawal by e-mail to your Beazer Homes e-mail address. If you do not receive a confirmation, it is your responsibility to confirm that we have received your election and/or any withdrawal.
     This is a one-time offer, and we will strictly enforce the offering period. We reserve the right to reject any Eligible Awards submitted for exchange that we determine are not in appropriate form or that we determine are unlawful to accept. Subject to the terms and conditions of this offer, we will accept all properly submitted Eligible Awards promptly after the expiration of this offer.
     Our receipt of your Election Form is not by itself an acceptance of your Eligible Awards for exchange. For purposes of this offer, we will be deemed to have accepted Eligible Awards for exchange that are validly elected to be exchanged and are not properly withdrawn as of the time when we give oral or written notice to the holders generally of our acceptance of Eligible Awards for exchange. We may issue this notice of acceptance by e-mail or other form of communication. Eligible Awards accepted for exchange will be cancelled on the cancellation date, which will be the first business day following the expiration date.
     Determination of validity; rejection of awards; waiver of defects; no obligation to give notice of defects
     We will determine, in our sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any Eligible Awards. Our determination of these matters will be given the maximum deference permitted by law. However, you have all rights accorded to you under applicable law to challenge such determination in a court of competent jurisdiction. Only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. We reserve the right to reject any Election Form or any Eligible Awards elected to be exchanged that we determine are not in appropriate form or that we determine are unlawful to accept. We will accept all properly and timely submitted Eligible Awards that are not validly withdrawn. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any submission of any particular Eligible Awards or for any particular holder, provided that if we grant any such waiver, it will be granted with respect to all holders and submitted Eligible Awards. We must satisfy or waive all conditions prior to the expiration of the offer. No submission of Eligible Awards will be deemed to have been properly made until all defects or irregularities have been cured by the holder submitting the Eligible Award or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in submissions of Eligible Awards nor will anyone incur any liability for failure to give any notice.
     Our acceptance constitutes an agreement
     Your election to exchange Eligible Awards through the procedures described above constitutes your acceptance of the terms and conditions of this offer. Our acceptance of your Eligible Awards for exchange will constitute a binding agreement between us and you upon the terms and subject to the conditions of this offer.
5. Withdrawal rights and change of election.
     You may withdraw some or all of the Eligible Awards that you previously elected to exchange only in accordance with the provisions of this section.
     You may withdraw some or all of the Eligible Awards that you previously elected to exchange at any time before the expiration of the offer. If we extend the offer, you may withdraw your Eligible Awards at any time until the extended expiration date.
     To withdraw some or all of the Eligible Awards that you previously elected to exchange, you must deliver a valid withdrawal for some or all of the Eligible Awards you wish to withdraw from the offer by submitting your Withdrawal Form via facsimile or e-mail. Any withdrawals must be made on or before 11:59 p.m., Eastern Time, on the expiration date.

     To send your withdrawal by facsimile or e-mail, you must do the following:
1.	Properly complete and sign the Withdrawal Form.

2.	Deliver the completed and signed Withdrawal Form via facsimile or e-mail (via PDF or similar imaged document file) to us:
•	by facsimile, to (770) 350-4357, Attn: Kate Harris; or

•	by e-mail, to kharris@beazer.com
3.	Withdrawal Forms must be received no later than 11:59 p.m., Eastern Time, on the expiration date.
General Information:
     You may change your mind as many times as you wish, but you will be bound by the last properly submitted Election and/or Withdrawal Form we receive before the expiration date. Any Eligible Awards that you do not withdraw will be bound pursuant to your prior Election Form.
     If you withdraw some or all of your Eligible Awards, you may elect to exchange the withdrawn Eligible Awards again at any time before the expiration date. All Eligible Awards that you withdraw will be deemed not properly submitted for purposes of the offer, unless you properly re-elect to exchange such Eligible Awards before the expiration date.
     The delivery of all documents, including Election and Withdrawal Forms, is at your own risk. Only responses that are complete and actually received by us by the deadline will be accepted.
     We intend to confirm the receipt of your election and/or any withdrawal by e-mail to your Beazer Homes e-mail address. If you do not receive a confirmation, it is your responsibility to confirm that we have received your election and/or any withdrawal.
6. Acceptance of Eligible Awards for exchange and issuance of new awards.
     Upon the terms and conditions of this offer and promptly following the expiration date, we will accept for exchange and cancel all Eligible Awards properly elected for exchange and not validly withdrawn before the expiration date. Once the Eligible Awards are cancelled, you no longer will have any rights with respect to those awards. Subject to the terms and conditions of this offer, if your Eligible Awards are properly submitted by you for exchange and accepted by us, these awards will be cancelled as of the cancellation date, which will be the first business day following the expiration date of the Exchange Program.
     Subject to our rights to terminate the offer, discussed in Section 15 of this Offer to Exchange, we will accept promptly after the expiration date all properly submitted Eligible Awards that are not validly withdrawn. We will give oral or written notice to the holders generally of our acceptance for exchange of the Eligible Awards. This notice may be made by e-mail or other method of communication.
     We will grant the new awards on the new award grant date, which is the next business day after the expiration date. All new awards will be granted under the Plan and will be subject to a restricted stock agreement between you and the Company. The number of shares of restricted stock you will receive will be determined in accordance with the exercise price of your Eligible Awards exchanged as described in Section 2 of this Offer to Exchange. Promptly after the expiration date, we will send your restricted stock agreement.
     Eligible Awards that we do not accept for exchange will remain outstanding until they expire by their terms and will retain their current exercise price and current vesting schedule.

7. Conditions of the Exchange Program.
     Notwithstanding any other provision of this offer, we will not be required to accept any Eligible Awards submitted for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any Eligible Awards submitted for exchange, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after the date this offer begins, and before the expiration date, any of the following events has occurred, or has been determined by us, in our reasonable judgment, to have occurred:
•	there will have been threatened in writing or instituted or be pending any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the offer or otherwise relating in any manner to the offer;

•	any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction will have been proposed, enacted, enforced or deemed applicable to the offer, any of which might restrain, prohibit or delay completion of the offer or impair the contemplated benefits of the offer to us (see Section 3 of this Offer to Exchange for a description of the contemplated benefits of the offer to us);

•	there will have occurred:
-	any general suspension of trading in, or limitation on prices for, our securities on any national securities exchange or in an over-the-counter market in the United States,

-	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or abroad, whether or not mandatory,

-	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might affect the extension of credit to us by banks or other lending institutions in the United States,

-	any extraordinary or material adverse change in U.S. financial markets generally, including a decline of at least 10% in either the Dow Jones Industrial Average, the NASDAQ Composite Index or the Standard & Poor’s 500 Index from the date of commencement of the offer,

-	the commencement, continuation or escalation of a war, armed hostilities or other national or international calamity, including acts of terrorism, directly or indirectly involving the United States, which reasonably could be expected to affect materially or adversely, or to delay materially, the completion of the offer, or

-	if any of the situations described above existed at the time of commencement of the offer and that situation, in our reasonable judgment, deteriorates materially after commencement of the offer;
•	a tender or exchange offer, other than this offer by us, for some or all of our shares of outstanding common stock, or a merger, acquisition or other business combination proposal involving us, will have been proposed, announced or made by another person or entity or will have been disclosed publicly or we will have learned that:
-	any person, entity or “group” within the meaning of Section 13(d)(3) of the Exchange Act acquires more than 5% of our outstanding common stock, other than a person, entity or group which had publicly disclosed such ownership with the SEC prior to the date of commencement of the offer,

-	any such person, entity or group which had publicly disclosed such ownership prior to such date will acquire additional common stock constituting more than 1% of our outstanding shares, or

-	any new group will have been formed that beneficially owns more than 5% of our outstanding common stock that in our judgment in any such case, and regardless of the circumstances, makes it inadvisable to proceed with the offer or with such acceptance for exchange of Eligible Awards;
•	there will have occurred any change, development, clarification or position taken in generally accepted accounting principles that could or would require us to record for financial reporting purposes compensation expense against our earnings in connection with the offer, other than as contemplated as of the commencement date of this offer (as described in Section 12 of this Offer to Exchange);

•	any event or events occur that have resulted or are reasonably likely to result, in our reasonable judgment, in a material adverse change in our business or financial condition;

•	any event or events occur that have resulted or may result, in our reasonable judgment, in a material impairment of the contemplated benefits of the offer to us (see Section 3 of this Offer to Exchange for a description of the contemplated benefits of the offer to us); or

•	any rules, regulations or actions by any governmental authority, the NYSE or other regulatory or administrative authority of any national securities exchange have been enacted, enforced or deemed applicable to the Company that make it inadvisable for us to proceed with the offer.
     If any of the above events occur, we may:
•	terminate the offer and promptly return all Eligible Awards submitted for exchange to the holders;

•	complete and/or extend the offer and, subject to your withdrawal rights, retain all submitted Eligible Awards until the extended offer expires;

•	amend the terms of the offer; or

•	waive any unsatisfied condition and, subject to any requirement to extend the period of time during which the offer is open, complete the offer.
     The conditions to this offer are for our benefit. We may assert them in our sole discretion, regardless of the circumstances giving rise to them, at any time before the expiration date. We may waive any condition, in whole or in part, at any time and from time to time before the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights, but will be deemed a waiver of our ability to assert the condition that was triggered with respect to the particular circumstances under which we failed to exercise our rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 7 will be given the maximum deference permitted by law. However, you have all rights accorded to you under applicable law to challenge such determination in a court of competent jurisdiction. Only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.
8. Price range of shares underlying the Eligible Awards.
     The Beazer Homes common stock that underlies your Eligible Awards is traded on the NYSE under the symbol “BZH.” The following table shows, for the periods indicated, the high and low prices per share of our common stock as reported by the NYSE.

	Price Range
	High	Low
Fiscal Year 2009
First quarter	$6.76	$1.13
Second quarter	$1.71	$0.24
Third quarter	$3.95	$0.87
Fourth quarter (through August 3, 2009)	$3.46	$1.36

Fiscal Year 2008
First quarter	$12.49	$7.00
Second quarter	$11.44	$4.53
Third quarter	$12.40	$5.02
Fourth quarter	$9.34	$3.36

Fiscal Year 2007
First quarter	$48.60	$38.10
Second quarter	$47.07	$27.71
Third quarter	$38.76	$24.02
Fourth quarter	$25.00	$8.08
     On August 3, 2009, the closing price of our common stock, as reported by the NYSE, was $3.35 per share.
     You should evaluate current market quotes for our common stock, among other factors, before deciding whether or not to accept this offer.
9. Source and amount of consideration; terms of restricted stock.
     Consideration
     We will issue new restricted stock awards in exchange for Eligible Awards properly elected to be exchanged by you and accepted by us for such exchange. Subject to the terms and conditions of this offer, upon our acceptance of your properly submitted Eligible Awards, you will be entitled to receive new restricted stock awards based on the exercise price of your exchanged awards as described in Section 2 of this Offer to Exchange. Fractional shares of restricted stock will be rounded down to the nearest whole share of restricted stock on a grant-by-grant basis. No consideration will be paid for such fractional shares. You do not have to make any cash payment to the Company to receive your new awards.
     If we receive and accept for exchange from all eligible employees all Eligible Awards (a total of options and SSARs covering 310,011 shares), subject to the terms and conditions of this offer, we will grant approximately 95,672 shares of restricted stock, or less than 0.25% of the total shares of our common stock outstanding as of August 3, 2009.
     General terms of the restricted stock and the Plan
     Restricted stock will be granted under the Plan and subject to a restricted stock agreement between you and the Company. Shares of restricted stock are a different type of equity award than the Eligible Awards and, therefore, the terms and conditions of the restricted stock will vary from the terms and conditions of the Eligible Awards that you submit for exchange, but such changes generally will not substantially and adversely affect your rights. The form of restricted stock agreement under the Plan is incorporated by reference as an exhibit to the Schedule TO with which this Offer to Exchange has been filed. In addition, a copy of the Plan and the form of restricted stock agreement is available on the SEC’s website at www.sec.gov. However, you should note that the vesting schedule of your restricted stock will differ from your exchanged Eligible Awards, as described below under “–Vesting.”

     The following description summarizes the material terms of the Plan. Our statements in this Offer to Exchange concerning the Plan and the restricted stock are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, the Plan and the form of restricted stock agreement under such Plan, which are available on the SEC’s website at www.sec.gov. The form of restricted stock agreement under the Stock Plan are incorporated by reference as an exhibit to the Schedule TO with which this Offer to Exchange has been filed. Please contact the Company at (770) 829-3719 or via e-mail at kharris@beazer.com to receive a copy of the Plan and the forms of agreements. We will promptly furnish to you copies of these documents upon request at our expense.
     Under the Plan, 7,200,000 shares of the common stock have been reserved for issuance subject to adjustment for future events such as stock splits, stock dividends or corporate reorganizations. As of August 3, 2009, 5,975,645 of such shares, net of forfeited awards, have been used for the grant of stock options, SSARs, restricted stock and restricted stock units to employees and directors. The Plan limits the number of shares issuable in the form of a stock-based award other than stock options and SSARs to 2,820,000 shares.
     The Plan is administered by the Compensation Committee of the Board (the “Committee”). Each Committee member is a “non-employee director” within the meaning of Rule 16b-3(b)(3) of the Securities Exchange Act of 1934, an “outside director” within the meaning of Treasury Regulation § 1.162-27(e)(3) and associated regulations and an “independent director” as defined by the continued listing requirements of the NYSE.
     The Board has authority to amend, alter, suspend, discontinue or terminate the Plan. However, without the approval of Beazer Homes’ stockholders, no modification can be made that, absent such approval:
•	would cause Rule 16b-3 under the Exchange Act to become unavailable with respect to the Plan;

•	would violate the rules or regulations of the NYSE, any other securities exchange or the Financial Industry Regulatory Authority that are applicable to Beazer Homes;

•	would cause Beazer Homes to be unable, under the Internal Revenue Code, to grant incentive stock options under the Plan;

•	would cause the Plan or awards under the Plan to cease to comply with Section 162(m) of the Internal Revenue Code; or

•	would allow for the repricing of options.
     The Plan will terminate on November 2, 2009. No awards will be granted after the termination of the Plan. Awards granted prior to termination of the Plan, however, including the restricted stock awards issued under the Exchange Program, may extend beyond the termination of the Plan.
     Acquisition price
     The acquisition price, if any, of a share of restricted stock granted under the Plan generally is determined by the Committee. For purposes of this offer, the acquisition price of a share of restricted stock will be deemed paid by your past services rendered to the Company. As a result, you do not have to make any cash payment to the Company to receive your shares of restricted stock.
     Vesting
     The vesting applicable to new awards granted under the Plan generally is determined by the Committee in accordance with the terms of the Plan. The restricted stock granted under this offer will be subject to a set vesting schedule as follows:
•	None of the restricted stock will be vested on the new award grant date.

•	Prior to vesting, you will have voting rights on the unvested shares and will receive dividends on the unvested shares if and when declared on our common stock.

•	The restricted stock will vest in two equal installments with 50% vesting on the first anniversary of the grant date and the remaining 50% vesting on the second anniversary of the grant date.

•	The restricted stock awards will be issued on the first business day following the expiration date of the Exchange Program. If the expiration date is extended, the new award grant date similarly will be delayed.

•	Vesting is subject to your continued employment with the Company through each vesting date. If your employment with the Company terminates before your restricted stock vests, all or a portion of your restricted stock may expire unvested as follows:
-	If your employment is terminated for “cause” or you voluntarily resign or otherwise terminate your employment (other than due to your death, disability or Retirement), then in such event all unvested shares will be forfeited. For purposes of the restricted stock agreement, “termination for cause” means a termination as a result of (a) any act or failure to act (or series or combination thereof) done with the intent to harm in any material respect the interests of the Company (or any affiliate thereof); (b) the commission of a felony; (c) the perpetration of a dishonest act or common law fraud against the Company (or any affiliate thereof); (d) a grossly negligent act or failure to act (or series or combination thereof) detrimental in any material respect to the interests of the Company (or any affiliate thereof); (e) the material breach of your agreements or obligations under your employment agreement, if applicable; or (f) the continued refusal to follow directives which are consistent with your duties and responsibilities.

-	If your employment is terminated other than for “cause” or as a result of your death, disability or Retirement, then you will be entitled to the immediate vesting of the portion of your unvested restricted stock award equal to (a) the product of (1) the total number of shares of restricted stock awarded multiplied by (2) a fraction, the numerator of which shall be equal to the number of whole months (counting each month as ending on the first day of a calendar month) elapsed from the grant date of the restricted shares until the date of such disability, death, termination not for “cause” or Retirement, and the denominator of which shall be 24, less (b) the total number of shares of restricted stock awarded that have previously vested, if any. For example, if you receive an award for 1,000 shares of restricted stock and Retire 14 months after the restricted stock award is made, 583 shares of the restricted stock award will have vested.

-	For purposes of the restricted stock agreement, “Retirement” means a voluntary termination of employment by a participant aged 65 or older with at least five years of service with Beazer Homes. You may request approval for retirement treatment if between the ages of 62 and 65 with at least five years of Company service, which request may be approved or denied in the sole discretion of the Committee.
•	After the restricted stock vests, employment with us is not required to retain the shares of stock.

•	We will make minor modifications to the vesting schedule of any restricted stock to eliminate fractional vesting (such that a whole number of restricted stock will vest on each vesting date); this will be done by rounding down to the nearest whole number of restricted stock that will vest on the first vesting date and vesting the sum of the fractional restricted stock (a whole number) on the last vesting date of the restricted stock vesting schedule, subject to your continued employment with us through such date.
     Payment of withholding obligations
     At vesting, in order to comply with federal and state income tax requirements, we may take any action we deem appropriate to ensure that all taxes, which are your sole and absolute responsibility, are withheld or collected. To assist you in paying taxes to be withheld or collected, you may satisfy your tax obligations by:

•	electing to have Beazer Homes withhold a portion of the shares of formerly restricted stock otherwise to be delivered pursuant to the offer with a fair market value equal to the amount of the taxes to be withheld;

•	delivering to Beazer Homes shares of Beazer Homes common stock other than shares issuable upon vesting of such restricted stock award with a fair market value equal to the amount of the taxes to be withheld; or

•	delivering to Beazer Homes cash, a check, money order or wire transfer equal to such taxes to be withheld.
     Adjustments upon certain events
     Events occurring before the new award grant date. Although we are not anticipating a merger or acquisition, if we merge or consolidate with or are acquired by another entity prior to the expiration of the offer, you may choose to withdraw any Eligible Awards which you submitted for exchange and your Eligible Awards will be treated in accordance with the Plan and award agreement under which they were granted. Further, if the Company is acquired prior to the expiration of the offer, we reserve the right to withdraw the offer, in which case your Eligible Awards and your rights under them will remain intact and exercisable for the time period set forth in your award agreement and you will receive no new award in exchange for them. If the Company is acquired prior to the expiration of the offer but does not withdraw the offer, we (or the successor entity) will notify you of any material changes to the terms of the offer or the new awards.
     Events occurring after the new award grant date. If, for any reason, the outstanding shares of common stock of the Company are increased or decreased or are exchanged for a different number or kind of shares or other non-cash assets are distributed with respect to such shares of common stock or other securities without the receipt of consideration by the Company, the Committee may make certain adjustments in the number of shares subject to your restricted stock award.
     In the event of a transaction such as a merger, change in ownership of voting power or sale of all or substantially all of the assets of the Company, all shares of restricted stock granted under the award issued in connection with this Exchange Program that have not previously vested will become immediately vested.
     Transferability of restricted stock
     Unvested restricted stock may not be transferred other than by will or the laws of descent and distribution.
     Registration and sale of restricted stock
     All of the shares of restricted stock issuable under the Plan have been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), on registration statements on Form S-8 filed with the SEC. Unless you are an employee who is considered an affiliate of the Company for purposes of the Securities Act, you will be able to sell the shares upon vesting of your restricted stock free of any transfer restrictions under applicable U.S. securities laws.
     Stock certificates
     Your restricted stock award will be held in a book entry account by the Company. Upon vesting, a certificate or certificates representing the vested shares will be delivered to you, which certificate or certificates may contain such legends as we, in our sole discretion, deem necessary or advisable in connection with applicable securities laws. The certificate(s) will be delivered as soon as reasonably possible, but no later than 30 days after the vesting date.

     U.S. federal income tax consequences
     You should refer to Section 14 of this Offer to Exchange for a general summary of the material U.S. federal income tax consequences of the restricted stock, as well as the consequences of accepting or rejecting this offer. You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the laws of any state, local, non-U.S. or other taxing jurisdiction.
10. Information concerning Beazer Homes; financial information.
     Information concerning us. We are a geographically diversified homebuilder with active operations in 17 states. Our homes are designed to appeal to homeowners at various price points across various demographic segments and are generally offered for sale in advance of their construction. Our objective is to provide our customers with homes that incorporate exceptional value and quality while seeking to maximize our return on invested capital over time.
     Our principal executive offices are located at 1000 Abernathy Road, Suite 1200, Atlanta, Georgia 30328, and our telephone number is (770) 829-3700. Questions regarding how to participate in the Exchange Program, and requests for additional copies of this Offer to Exchange and the other offer documents, should be directed to Kate Harris:
•	by regular mail or courier to Beazer Homes USA, Inc., Attn: Kate Harris;

•	by facsimile to (770) 350-4357, Attn: Kate Harris; or

•	by e-mail to kharris@beazer.com
     Copies of these documents will be furnished to you promptly upon request at our expense.
     Financial information. Attached as Schedule A to this Offer to Exchange is a summary of our financial information from our annual report on Form 10-K for our fiscal year ended September 30, 2008 and our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2009. Schedule A should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2008 and with “Part I. Financial Information” of our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, both of which are incorporated herein by reference. The selected consolidated statements of operations data for the fiscal years ended September 30, 2008 and 2007 and the selected consolidated balance sheet data as of September 30, 2008 and 2007 are derived from our audited consolidated financial statements that are included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2008. The selected consolidated statements of earnings data for the fiscal quarter ended March 31, 2009 and the selected consolidated balance sheet data as of March 31, 2009 are derived from our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009. Our interim results are not necessarily indicative of results for the full fiscal year, and our historical results are not necessarily indicative of the results to be expected in any future period. More complete financial information may be obtained by accessing our public filings with the SEC by following the instructions in Section 17 of this Offer to Exchange.

     Deficiency of earnings to fixed charges. The following table presents our deficiency of consolidated earnings to fixed charges for the periods presented (dollars in millions):

			Six Months
	Fiscal Year Ended		Ended
	September 30,		March 31,
	2008	2007	2009
Deficiency of Earnings to Fixed Charges(1)	$677,382	$484,558	$139,050

(1)	For purposes of determining the deficiency of earnings to fixed charges, earnings consist of loss from continuing operations before income taxes, amortization of previously capitalized interest and fixed charges, exclusive of capitalized interest cost. Fixed charges consist of interest incurred, amortization of deferred loan costs and that portion of operating lease rental expense (33%) deemed to be representative of interest.
     Book value per share. We had a book value per share of $4.73 on March 31, 2009.
     Additional information. For more information about us, please refer to our Annual Report on Form 10-K for the fiscal year ended September 30, 2008, our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 and our other filings made with the SEC. We recommend that you review the materials that we have filed with the SEC before making a decision on whether or not to surrender your Eligible Awards for exchange. We will also provide without charge to you, upon request, a copy of any or all of the documents to which we have referred you. See Section 17, Additional information, of this Offer to Exchange for more information regarding reports we file with the SEC and how to obtain copies of or otherwise review such reports.
11.	Interests of directors and named executive officers; transactions and arrangements concerning our securities.
     The following table sets forth the members of our Board and our executive officers, and their respective positions, as well as certain information as of August 3, 2009 about the outstanding options and SSARs held by each of our directors and executive officers. Our directors and executive officers are not eligible to participate in the Exchange Program. As of August 3, 2009, our executive officers and directors as a group held outstanding options and SSARs granted under the Plan with respect to a total of 1,330,973 shares of our common stock, which represented approximately 78.7% of the shares subject to all outstanding options and SSARs under the Plan as of that date.
     The percentages in the table below are based on the total number of outstanding options and SSARs (i.e., whether or not eligible for exchange) to acquire our common stock under the Plan, which was 1,691,494 as of August 3, 2009.

				Percentage of
			Aggregate	Total
			Number of	Outstanding
Name	Age	Position	Options/SSARs	Options/SSARs
Laurent Alpert	62	Director	6,000	*
Brian C. Beazer	74	Non-Executive Chairman	64,567	3.82%
Peter G. Leemputte	52	Director	8,000	*
Ian J. McCarthy	56	Director, President and Chief Executive Officer	702,287	41.52%
Larry T. Solari	67	Director	32,115	1.90%
Stephen P. Zelnak, Jr.	64	Director	6,000	*
Michael H. Furlow	58	Executive Vice President and Chief Operating Officer	247,298	14.62%
Kenneth F. Khoury	58	Executive Vice President and General Counsel	—	—
Allan P. Merrill	43	Executive Vice President and Chief Financial Officer	264,706	15.65%

*	Less than 1%.
     The address of each of the persons set forth in the table above is 1000 Abernathy Road, Suite 1200, Atlanta, Georgia 30328.
     Except as described in this Offer to Exchange and except as set forth in our Annual Report on Form 10-K for the fiscal year ended September 30, 2008, or our definitive proxy statement for our 2009 annual meeting of stockholders, and other than outstanding options and other awards granted from time to time to certain of our employees (including executive officers) and our directors under our compensation and incentive plans, neither we nor any person controlling us nor, to our knowledge, any of our directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer with respect to any of our securities (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations). In addition, there were no transactions in our common stock, stock options, SSARs or other stock-based awards involving any of our directors or executive officers during the 60 days prior to August 3, 2009.
12.	Status of awards acquired by us in the Exchange Program; accounting consequences of the Exchange Program.
     Options and SSARs that we acquire through the offer will be cancelled and the shares of common stock subject to those awards will not be available for grants of new awards under the Plan.
     Under the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (Revised), Share-Based Payment (“SFAS 123(R)”), we expect to recognize expense equal to the greater of the remaining unamortized balance associated with the option or SSAR exchanged, or the fair market value of the new restricted stock. In the event that any of the shares of restricted stock are forfeited prior to their vesting due to termination of employment, any incremental compensation expense of the forfeited shares of restricted stock will not be recognized.
     Because the offer has been structured to replace underwater Eligible Awards with new awards of similar or lesser value, we expect to recognize little or no additional compensation expense. The only compensation expense we are likely to incur would result from fluctuations in our stock price between the time the exchange ratios were set, immediately prior to the commencement of the Exchange Program, and when the exchange actually occurs on the expiration date, which we expect to be immaterial. As a result, the Exchange Program will allow us to realize real incentive and retention benefits from the new awards granted, while recognizing essentially the same amount of compensation expense as we would have recognized for the Eligible Awards.

13. Legal matters; regulatory approvals.
     We are not aware of any license or regulatory permit that appears to be material to our business that might be affected adversely by our exchange of Eligible Awards and issuance of new awards as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency or any NYSE listing requirements that would be required for the acquisition or ownership of our restricted stock as contemplated herein. Should any additional approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We cannot assure you that any such approval or other action, if needed, could be obtained or what the conditions imposed in connection with such approvals would entail or whether the failure to obtain any such approval or other action would result in adverse consequences to our business. Our obligation under the offer to accept Eligible Awards for exchange and to issue new awards for submitted Eligible Awards is subject to the conditions described in Section 7 of this Offer to Exchange.
     If we are prohibited by applicable laws or regulations from granting new awards on the new award grant date, we will not grant any new awards. We are unaware of any such prohibition at this time, and we will use reasonable efforts to effect the grant, but if the grant is prohibited on the new award grant date, we will not grant any new awards and you will not receive any other benefit for the Eligible Awards you submitted and your Eligible Awards will not be accepted for exchange.
14. Material U.S. federal income tax consequences.
     The following is a general summary of the material U.S. federal income tax consequences of the exchange of Eligible Awards for shares of restricted stock pursuant to the offer for those eligible employees subject to U.S. federal income tax. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, treasury regulations promulgated thereunder and administrative and judicial interpretations as of the date of this Offer to Exchange, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of award holders. The following summary does not address the consequences of any state, local or non-U.S. tax laws.
     You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local, non-U.S. or other taxing jurisdiction.
     We believe that the exchange of Eligible Awards for shares of restricted stock pursuant to the offer generally will be treated as a nontaxable exchange for U.S. federal income tax purposes and that U.S. taxpayers who participate in the offer generally will not recognize any income for U.S. federal income tax purposes upon the surrender of Eligible Awards pursuant to the offer.
     Restricted stock
     If you are a U.S. taxpayer who participates in the offer and you do not make the election described below, you generally will not be required to recognize income for U.S. federal income tax purposes at the time you are granted shares of restricted stock; rather, you generally will recognize ordinary income on each date on which your shares of restricted stock vest in an amount equal to the fair market value of the shares vesting on such date. We generally will be entitled to a corresponding deduction in the same amount and at the same time as you recognize income. Upon a sale or exchange of vested shares, you generally will recognize capital gain or loss to the extent the amount realized from the sale or exchange of such shares differs from your tax basis in such shares. Your tax basis in the vested shares will be equal to the fair market value of such shares on the date such shares vest. The capital gain or loss will be long-term or short-term depending on whether, at the time of such sale or exchange, the shares were held for more than 12 months. Your holding period for the shares will begin just after such shares vest. Dividends paid in cash and received on restricted shares prior to vesting will constitute ordinary income to you in the year paid, and we generally will be entitled to a corresponding deduction for such dividends. Any dividends paid in restricted stock will be treated as an award of additional restricted stock subject to the tax treatment described in this section.

     If you make an election under Section 83(b) of the Code (an “83(b) Election”) within 30 days after the date of the grant of the restricted stock, you will recognize ordinary income for U.S. federal income tax purposes in an amount equal to the fair market value of the shares of restricted stock on the date of grant less the amount, if any, you paid for such shares. If you make such an election, we generally will be entitled to a corresponding deduction in the same amount and at the same time as you recognize income. Further, if you make such an election, any cash dividends you receive with respect to the restricted stock will be treated as dividend income to you in the year of payment and will not be deductible by us. A sale or exchange of the restricted stock (other than by forfeiture) will result in a capital gain or loss to the extent the amount realized from the sale or exchange of such shares differs from your tax basis in such shares. Your tax basis in the shares will be equal to the fair market value of such shares on the date of grant. The capital gain or loss will be long-term or short-term depending on whether, at the time of such sale or exchange, the shares were held for more than 12 months. Your holding period for the shares will begin just after the date of grant. If you made an election and subsequently forfeit the restricted stock, then you will not be entitled to claim a credit for the tax previously paid. In addition, we would then be required to include as ordinary income the amount of any deduction we originally claimed with respect to the shares. The U.S. federal income tax considerations of making an 83(b) Election are complex. You are urged to consult your tax advisor as to the U.S. federal income tax considerations of making such an election.
     We generally will have a tax withholding obligation on each vesting date or on the date of grant if you make an 83(b) Election. We will satisfy all tax withholding obligations in the manner specified in your restricted stock agreement.
     Stock options and SSARs
     If you participate in this offer, your Eligible Awards will be exchanged for shares of restricted stock. So that you are able to compare the tax consequences of new restricted stock awards to that of your Eligible Awards, we have included the following summary as a reminder of the material U.S. federal income tax consequences generally applicable to non-qualified stock options and SSARs.
     For purposes of this summary, a non-qualified stock option is an option issued under the Plan that is not an incentive stock option the tax consequences of which are determined under Section 421 of the Code. Under current law, an award holder generally will not realize taxable income upon the grant of a non-qualified stock option or SSAR, nor will such award holder realize taxable income upon the vesting of such awards. However, when you exercise a non-qualified stock option, you generally will have ordinary income to the extent the fair market value of the shares you receive on the date of exercise exceeds the exercise price you pay. If the exercise price of a non-qualified stock option is paid in shares of common stock or a combination of cash and shares of common stock, the excess of the value (on the date of exercise) of the shares of common stock acquired over the value of the shares surrendered, less any cash paid upon exercise, generally will be ordinary income taxable to you. When you exercise a SSAR, you generally will recognize ordinary income in an amount equal to the fair market value of any shares received.
     Beazer Homes generally will be entitled to a deduction equal to the amount of ordinary income recognized by you.
     You generally will recognize capital gain or loss upon a sale or other disposition of the shares to the extent the amount realized from the sale or disposition differs from your tax basis in such shares. Your tax basis would be the fair market value of the shares at the time you received such shares. The capital gain or loss will be long-term or short-term depending on whether, at the time of such sale or disposition, the shares were held for more than 12 months. Your holding period for the shares generally will begin just after you recognize income from the receipt of such shares.
     If you were an employee at the time of the grant of the award, any income recognized upon exercise of a non-qualified stock option or SSAR generally will constitute wages for which withholding will be required.

     You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local, non-U.S. or other taxing jurisdiction.
15. Extension of Exchange Program; termination; amendment.
     We reserve the right, in our discretion, at any time and regardless of whether or not any event listed in Section 7 of this Offer to Exchange has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and delay the acceptance for exchange of any Eligible Awards. If we elect to extend the period of time during which this offer is open, we will give you oral or written notice of the extension and delay, as described below. If we extend the expiration date, we also will extend your right to withdraw your Eligible Awards previously submitted until such extended expiration date. In the case of an extension, we will issue an e-mail or other form of communication no later than 9:00 a.m., Eastern Time, on the next U.S. business day after the previously scheduled expiration date.
     We also reserve the right, in our reasonable judgment, before the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any Eligible Awards elected to be exchanged if any of the events listed in Section 7 of this Offer to Exchange occurs, by giving oral or written notice of the termination or postponement to you or by making a public announcement of the termination. Our reservation of the right to delay our acceptance and cancellation of Eligible Awards elected to be exchanged is limited by Rule 13e-4(f)(5) under the Exchange Act which requires that we must pay the consideration offered or return the Eligible Awards promptly after termination or withdrawal of a tender offer.
     Subject to compliance with applicable law, we further reserve the right, before the expiration date, in our discretion, and regardless of whether any event listed in Section 7 of this Offer to Exchange has occurred or is deemed by us to have occurred, to amend the offer in any respect, including by decreasing or increasing the consideration provided in this offer to holders of Eligible Awards or by decreasing or increasing the number of Eligible Awards being sought in this offer.
     The minimum period during which the offer will remain open following material changes in the terms of the offer or in the information concerning the offer, other than a change in the consideration being offered by us or a change in the amount of Eligible Awards sought, will depend on the facts and circumstances of such change, including the relative materiality of the terms or information changes. If we modify the number of Eligible Awards being sought in this offer or the consideration being offered by us for the Eligible Awards in this offer, the offer will remain open for at least ten business days from the date of notice of such modification. If any term of the offer is amended in a manner that we determine constitutes a material change adversely affecting any holder of Eligible Awards, we promptly will disclose the amendments in a manner reasonably calculated to inform holders of Eligible Awards of such amendment, and we will extend the offer’s period so that at least five business days, or such longer period as may be required by the tender offer rules, remain after such change.
     For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.
16. Fees and expenses.
     We will not pay any fees or commissions to any broker, dealer or other person for soliciting options and SSARs to be exchanged through this offer. There is no fee charged by us to you for the Exchange Program. You will be responsible for any expenses incurred by you in connection with your election to participate in this offer, including, but not limited to, mailing, faxing and telephone expenses, as well as any expenses associated with any tax, legal or other advisor consulted or retained by you in connection with this offer.
17. Additional information.
     This Offer to Exchange is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This Offer to Exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to elect to exchange your Eligible Awards:
1.	our annual report on Form 10-K for our fiscal year ended September 30, 2008, filed with the SEC on December 2, 2008;

2.	our definitive proxy statement on Schedule 14A for our 2009 annual meeting of shareholders, filed with the SEC on December 22, 2008;

3.	our quarterly report on Form 10-Q for our fiscal quarter ended March 31, 2009, filed with the SEC on May 8, 2009;

4.	our current reports on Form 8-K filed with the SEC on May 19, 2009 and July 1, 2009; and

5.	the description of our common stock contained in our registration statements on Form 8-A filed with the SEC on June 28, 1994 and June 21, 1996, respectively, including any further amendment or report filed for the purpose of updating those descriptions.
     These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public on the SEC’s website at www.sec.gov or under the “Investor Relations” portion of our website at www.beazer.com
     Each person to whom a copy of this Offer to Exchange is delivered may obtain a copy of any or all of the documents to which we have referred you, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents, at no cost, by contacting the Company at:
     Beazer Homes USA, Inc.
     Attention: Kate Harris
     1000 Abernathy Road, Suite 1200
     Atlanta, Georgia 30328
     Phone: (770) 829-3719
     Fax: (770) 350-4357
     E-mail: kharris@beazer.com
     The information contained in this Offer to Exchange about us should be read together with the information contained in the documents to which we have referred you, in making your decision as to whether or not to participate in this offer.
18. Miscellaneous.
     We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will Eligible Awards be accepted for exchange from the holders residing in such jurisdiction.
     We have not authorized any person to make any recommendation on our behalf as to whether you should elect to exchange your Eligible Awards through the offer. You should rely only on the information in this document or documents to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the offer other than the information and representations contained in this Offer to Exchange and in the related offer documents. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation, or information as having been authorized by us.
     In addition, this Offer to Exchange and our SEC reports referred to herein include “forward-looking statements.” When used in this Offer to Exchange and our SEC reports, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar words are intended to identify these forward-looking statements. We caution that the risk factors in this Offer to Exchange, as well as those in our other SEC filings, could cause our actual results to differ materially from those estimated or predicted in the forward-looking statements. We undertake no obligation to publicly update any forward-looking statement or risk factor, whether as a result of new information, future events or otherwise.
     Beazer Homes reserves the right to amend or terminate the Plan at any time, and the grant of an award under the Plan or this offer does not in any way obligate Beazer Homes to grant additional awards or offer further opportunities to participate in any offer to exchange Eligible Awards in any future year. The grant of an award and any future awards granted under the Plan or in relation to this offer is wholly discretionary in nature and is not to be considered part of any normal or expected compensation that would be subject to severance, redundancy, termination or similar pay, other than to the extent required by local law.
Beazer Homes USA, Inc.
August 4, 2009

SCHEDULE A
FINANCIAL INFORMATION OF BEAZER HOMES USA, INC.

	Fiscal Year Ended		Six Months Ended
	September 30,		March 31,
	2008	2007	2009	2008
	(dollars in millions, except share data)
Statement of Operations Data:
Total revenue	$2,074,298	$3,466,725	$420,687	$906,071
Gross loss (i)	(322,841)	(104,799)	(17,521)	(266,041)
Operating loss (i)	(747,778)	(604,504)	(165,025)	(488,529)
Net loss from continuing operations (i)	(951,248)	(410,381)	(194,822)	(366,384)
Net loss	(951,912)	(411,073)	(195,198)	(368,129)

Weighted average number of shares:
Basic	38,549	38,410	38,627	38,548
Diluted	38,549	38,410	38,627	38,548

Loss per share from continuing operations:
Basic loss per share	(24.69)	(10.70)	(5.04)	(9.50)
Diluted loss per share	(24.69)	(10.70)	(5.04)	(9.50)

Cash dividends per share	$—	$0.40	$—	$—

	As of September 30,		As of March 31,
	2008	2007	2009
	(dollars in millions)
Balance Sheet Data:
Cash and cash equivalents	$584,334	$454,337	$559,527
Restricted cash	297	5,171	11,530
Total inventory	1,651,661	2,775,173	1,484,168
Total assets	2,641,799	3,930,021	2,246,569
Total liabilities	2,266,948	2,606,299	2,060,998
Total stockholders’ equity	374,851	1,323,722	185,571

(i)	Throughout the fiscal year ended September 30, 2008 and into the first half of fiscal 2009, the homebuilding environment continued to deteriorate as consumer confidence declined, unemployment increased, the availability of home mortgage credit tightened significantly and the economy continued to slow down. Specifically, the credit markets and the mortgage industry have experienced a period of unparalleled turmoil and disruption characterized by bankruptcy, financial institution failure, consolidation and an unprecedented level of intervention by the United States federal government. As a result, gross loss includes inventory impairment and lot option abandonment charges of $64.5 million and $356.4 million for the six months ended March 31, 2009 and 2008, respectively. Gross loss for the fiscal years ended September 30, 2008 and 2007 included inventory impairments and lot option abandonments totaling $510.6 million and $611.9 million, respectively. Operating losses include non-cash goodwill impairment charges of $16.1 million, $48.1 million, $52.5 million and $52.8 million for the six months ended March 31, 2009 and March 31, 2008 and the fiscal years ended September 30, 2008 and 2007, respectively. The net loss for the six months ended March 31, 2009 and 2008 also include charges to write down our investment in certain of our unconsolidated joint ventures which reflect $9.6 million and $44.6 million, respectively, of impairments of inventory held within those ventures. Charges to reflect impairments of inventory held within our unconsolidated joint ventures totaled $68.8 million and $28.6 million for the fiscal years ended September 30, 2008 and 2007, respectively. Fiscal 2007 also includes a charge of $3.4 million related to joint venture contractual obligation abandonments. Net loss for fiscal 2008 also includes a $400.3 million charge for our valuation allowance established for substantially all of our deferred tax assets.

A-1